UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

CUMULUS MEDIA INC.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

231082108

(CUSIP Number)

Lewis W. Dickey, Jr.
3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305

(404) 949-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 231082108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS DBBC of Georgia, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DBBC of Georgia, L.L.C. is a Georgia limited liability Company.

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 231082108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS DBBC, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DBBC, L.L.C. is a Georgia limited liability Corporation.

	7	SOLE VOTING POWER	0
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	624,816
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	0
PERSON WITH

	10	SHARED DISPOSITIVE POWER	624,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 624,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 231082108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Lewis W. Dickey, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER	3,692,806
NUMBER OF
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	624,816
OWNED BY
EACH
REPORTING	9	SOLE DISPOSITIVE POWER	3,692,806
PERSON WITH

	10	SHARED DISPOSITIVE POWER	624,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,317,622

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13-D

Item 1.          Security and Issuer

     This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2002, and relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (“Cumulus Media”). The reporting persons herein are filing this Amendment No. 1 in connection with the acquisition of shares of Class A Common Stock and of Cumulus Media’s Class C Common Stock, par value $.01 per share (the “Class C Common Stock”), which are convertible into shares of Class A Common Stock on a one-for-one basis, in connection with the following transactions:

1.	the distribution of 8,458 shares of Class A Common Stock and 291,542 shares of Class C Common Stock to Mr. L. Dickey, as part of a pro rata distribution by DBBC of Georgia, L.L.C. to its members, on September 27, 2002 (the “DBBC of Georgia Distribution”);

2.	the distribution of 951,547 shares of Class A Common Stock to Mr. L. Dickey, as part of a pro rata distribution by DBBC, L.L.C. to its members, on September 27, 2002 (the “DBBC Distribution”);

3.	the distribution of 225,329 shares of Class C Common Stock to Mr. L. Dickey, as part of a distribution by CML Holdings, LLC to its members, on September 27, 2002 (the “CML Distribution”); and

4.	the exercise of a warrant for 60,000 shares of Class A Common Stock, at a price of $12.00 per share, by Mr. L. Dickey, on September 30, 2002 (the “Warrant Exercise”).

     The name and address of the Issuer are as follows:

Name of Issuer	Address

Cumulus Media Inc.	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

Item 2.          Identity and Background

     (a) This Amendment No. 1 is being filed jointly by (1) DBBC of Georgia, L.L.C. (“DBBC of Georgia”), (2) DBBC, L.L.C. (“DBBC”), and (3) Lewis W. Dickey, Jr., collectively referred to as the reporting persons. A list of the members having at least a 5% ownership interest in, and the executive officers of, each of DBBC of Georgia and DBBC is attached as Annex A.

     (b)  The principal business address of each reporting person is as follows:

Names of Reporting Persons	Address

DBBC of Georgia, L.L.C	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

DBBC, L.L.C	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

Lewis W. Dickey, Jr.	3535 Piedmont Road Building 14, Fourteenth Floor Atlanta, Georgia 30305

     (c)  DBBC of Georgia is a Georgia limited liability company, and, prior to the DBBC of Georgia Distribution, its primary assets were shares of Class A Common Stock.

     DBBC, a Georgia limited liability company, was formed to own and operate radio broadcasting stations. After the sale of its three radio stations in the Nashville, Tennessee market to Cumulus Media in March 2002, as previously disclosed, DBBC’s primary assets were its shares of Class A Common Stock and a warrant to acquire additional shares of Class A Common Stock. After the DBBC Distribution, its remaining primary assets are 624,816 shares of Class A Common Stock.

     Mr. L. Dickey’s principal occupation is serving as the Chairman, President and Chief Executive Officer and a director of Cumulus Media. The principal business address for Cumulus Media Inc. is set forth in Item 1 above.

     (d)  During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or members of any such reporting person that is not an individual, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or members of any such reporting person that is not an individual, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. L. Dickey, and the executive officers and members of DBBC and DBBC of Georgia, are each citizens of the United States of America. DBBC and DBBC of Georgia are each Georgia limited liability companies.

Item 3.          Source and Amount of Funds or other Consideration

     Mr. L. Dickey used personal funds to exercise his warrant in the Warrant Exercise.

     Because the DBBC Distribution, the DBBC of Georgia Distribution and the CML Distribution each were based on Mr. L. Dickey’s respective interests in the entities and resulted only in a change in the form of ownership of shares of Cumulus Media common stock, no additional consideration was paid by Mr. L. Dickey to acquire such shares.

Item 4.          Purpose of Transaction

     The purpose of the DBBC of Georgia Distribution, the DBBC Distribution and the CML Distribution was, in each case, to allow for direct ownership of Cumulus Media common stock by the members of those entities, rather than indirect beneficial ownership through the limited liability companies.

     Through the Warrant Exercise, and generally, the reporting persons have acquired beneficial ownership of the Class A Common Stock (including the shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis) solely for the purpose of investment. Other than shares of Class A Common Stock or Class C Common Stock that may be acquired by Mr. L. Dickey pursuant to compensatory plans or arrangements related to his employment by Cumulus Media, the reporting persons have no present intent to acquire additional shares of Class A Common Stock, whether in the open market or in privately negotiated transactions. The reporting persons intend to review continuously their investment in the Class A Common Stock and, depending upon their evaluation of Cumulus Media’s business and prospects, the reporting persons may at some future time determine to purchase additional shares of Cumulus Media’s common stock or to dispose of all or a portion of the Cumulus Media’s common stock held by such persons.

     Except as otherwise described herein, none of the reporting persons has any plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer

     (a)  The aggregate number and percentage of shares of Class A Common Stock to which this Amendment No. 1 relates is 4,317,622 shares, representing 8.4% of Cumulus Media’s outstanding shares of Class A Common Stock, as described below.

     Upon completion of the DBBC of Georgia Distribution on September 27, 2002, DBBC of Georgia ceased to beneficially own any shares of Class A Common Stock.

     Upon completion of the DBBC Distribution on September 27, 2002, DBBC ceased to beneficially own more than five percent of the Class A Common Stock. The remaining 624,816 shares of Class A Common Stock owned by DBBC represent 1.3% of the outstanding Class A Common Stock.

     Upon completion of the DBBC of Georgia Distribution, the DBBC Distribution, the CML Distribution and the Warrant Exercise, Mr. L. Dickey is deemed to beneficially own 4,317,622 shares of Class A Common Stock as follows:

•	1,118,745 shares of Class A Common Stock directly owned;

•	options to purchase 523,500 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,405,690 shares of Class C Common Stock, which are exercisable within 60 days; and

•	624,816 shares of Class A Common Stock owned by DBBC and deemed to be beneficially owned by Mr. L. Dickey as president of DBBC.

     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, Mr. L. Dickey would be deemed to beneficially own 4,317,622 shares, or 8.4%, of the outstanding shares of Class A Common Stock.

     (b)  DBBC is deemed to have shared voting and dispositive power with respect to all of the shares of Cumulus Media common stock that it beneficially owns.

     Mr. L. Dickey has sole voting and dispositive power with respect to all of the shares of Cumulus Media common stock that he directly owns, or has the right to acquire, and, as president and sole manager of DBBC, Mr. L. Dickey is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock deemed to be beneficially owned by DBBC.

     (c)  Other than as described below, none of the reporting persons and, to the knowledge of the reporting persons, no executive officer or member of any reporting person has had any transactions in the Class A Common Stock during the past 60 days.

     In connection with the DBBC of Georgia Distribution, the DBBC Distribution and the CML Distribution, John W. Dickey, who is Executive Vice President of Cumulus Media and both a member and executive officer of DBBC of Georgia and of DBBC, but is not a reporting person, received 1,176,875 shares of Class A Common Stock. In each distribution, Mr. J. Dickey received shares based on his pro rata interests in the entities, so no personal funds were used.

     Also in connection with the DBBC Distribution and the CML Distribution on September 27, 2002, Michael W. Dickey and David W. Dickey, each of whom is a member of DBBC but neither of whom is a reporting person, each received 1,130,501 shares of Class A Common Stock.

     In each instance, the person received shares based on his pro rata interest in the entities, and no additional consideration was paid to acquire such shares.

     In addition, as of September 30, 2002, Messrs. J. Dickey, D. Dickey and M. Dickey exercised warrants to purchase 60,000 shares of Class A Common Stock each, at a purchase price of $12.00 per share, in each case using personal funds. Mr. J. Dickey is a member and officer of DBBC of Georgia and of DBBC. Messrs. D. Dickey and M. Dickey are each members of DBBC.

     (d)  Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Cumulus Media’s Class A Common Stock that are the subject of this report.

     (e)  As of September 27, 2002, DBBC ceased to be a beneficial owner of more than five percent of the outstanding Class A Common Stock.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The reporting persons are parties to a Voting Agreement, dated June 30, 1998, and an Escrow Agreement, dated March 28, 2002, both of which are described in the statement on Schedule 13-D, filed August 29, 2002.

Item 7.          Material to be Filed as Exhibits

Exhibit	Name

1	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q for the period ended September 30, 2001, filed November 14, 2001)

2	Escrow Agreement, dated March 28, 2002, between Cumulus Media Inc. and DBBC, L.L.C. (incorporated by reference to Exhibit 2 of the statement on Schedule 13-D, filed August 29, 2002)

3	Joint Filing Agreement, dated August 27, 2002, by and among DBBC of Georgia, L.L.C., DBBC, L.L.C. and Lewis W. Dickey, Jr. (incorporated by reference to Exhibit 3 of the statement on Schedule 13-D, filed August 29, 2002)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2002

DBBC of Georgia, L.L.C.

	By: Name: Title:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr. President

DBBC, L.L.C.

	By: Name: Title:	/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr. President

/s/ Lewis W. Dickey, Jr. Lewis W. Dickey, Jr.

ANNEX A

DBBC of Georgia, L.L.C	Executive Officers: Lewis W. Dickey, Jr., President John W. Dickey, Vice President

Members: Lewis W. Dickey, Jr. John W. Dickey

DBBC, L.L.C	Executive Officers: Lewis W. Dickey, Jr., President John W. Dickey, Vice President Michael W. Dickey, Vice President David W. Dickey, Vice President

Members: Lewis W. Dickey John W. Dickey Michael W. Dickey David W. Dickey